UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
 (Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE DENALI FUND INC.
(NAME OF SUBJECT COMPANY (ISSUER))

THE DENALI FUND INC.
(Name of Filing Person(s) (Issuer))

SERIES A AUCTION PREFERRED SHARES
(Title of Class of Securities)

24823A201
(CUSIP Number of Class of Securities)

Stephen C. Miller, Esq.
Joel L. Terwilliger, Esq.
Boulder Investment Advisers, LLC
2344 Spruce Street, Suite A
Boulder, Colorado 80302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Arthur L. Zwickel, Esq.
Paul, Hastings, Janofsky & Walker, LLP
515 South Flower Street, 25th Floor
Los Angeles, CA  90071

May 18, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$7,500,000 (a)	Amount of Filing Fee:	$534.75 (b)

(a)
Calculated as the aggregate maximum purchase price to be paid for 400 shares in the offer, based upon a price of $18,750.00 per share or 75% of the liquidation preference of $25,000 per share plus unpaid dividends accrued through June 16, 2010, at an assumed rate equal to the current dividend rate immediately prior to the Expiration Date (as defined below). The total liquidation preference of the shares offered for purchase in the offer is $10,000,000 less a discount of 25% per share, or $7,500,000 total proceeds.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: NA
Form or Registration No. NA
Filing Party: NA
Date Filed: NA

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is filed by The Denali Fund Inc., a closed-end, non-diversified, investment management company organized as a Maryland corporation (the “Fund”). This Schedule TO relates to the Fund's offer to purchase for cash up to 400 of its outstanding Series A auction preferred shares, par value $0.0001 per share (the "Preferred Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated May 18, 2010 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to $18,750 per share which represents 75% of the liquidation preference of $25,000 per share, plus any unpaid dividends accrued through the June 16, 2010 (the “Expiration Date”. The Fund currently has 1,628 outstanding Preferred Shares and is offering to purchase up to 400 of those shares. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through Item 11 of this Tender Offer Statement on Schedule TO.

Item 1.   Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) The name of the issuer of the securities to which this Schedule TO relates is The Denali Fund Inc.  The Fund’s principal executive offices are located at 2344 Spruce Street, Suite A,  Boulder, Colorado 80302.  The Fund’s telephone number is (303) 444-5483.

(b) This Schedule TO relates to the Preferred Shares described above.  There are 1,628 Preferred Shares currently outstanding.  The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The Fund's Preferred Shares are not listed and do not trade on any securities exchange.  The information set forth in Section 7 of the Offer to Purchase entitled “Price Range of the Preferred Shares; Dividends” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a) – (c)  This Schedule TO is filed by the Fund.  The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Fund” is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a) The information set forth in the Introduction and in Sections 1, 2, 3, 4, 5, 6, 7, 10, 11, 13, and 17 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date”, “Extension of Tender Period; Termination; Amendment”, “Acceptance for Payment and Payment”, “Procedures for Tendering Preferred Shares”, “Withdrawal Rights,” “Material Tax Considerations”, “Price Range of Preferred Shares; Dividends”, “Interest of the Directors and Executive Officers”, “Certain Effects of the Offer”, “Conditions to the Offer”, and “Miscellaneous”, respectively, is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(e)  The information set forth in Section 10 of the Offer to Purchase entitled “Interest of Board of Directors and Executive Officers” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the “Introduction” and in Sections 7 and 12 of the Offer to Purchase entitled “Price Range of Preferred Shares; Dividends” and “Purpose of the Offer”, respectively, is incorporated herein by reference.

(b) The information set forth in Sections 3 and 8 of the Offer to Purchase entitled “Acceptance for Payment and Payment” and “Certain Information Concerning the Fund” is incorporated herein by reference.

(c) The information set forth in the Sections 8 and 14 of the Offer to Purchase entitled “Certain Information Concerning the Fund” and “Plans or Proposals of the Fund; Regulatory Approvals”, respectively, is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b) The Fund has no alternative financing arrangements or alternative financing plans for this Offer.

(d) The Fund has no plans to borrow funds for the purpose of this Offer.

Item 8.   Interest in Securities of the Subject Company.

(a) The information set forth in Sections 1 and 10 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date” and “Interest of Directors and Executive Officers”, respectively, is incorporated herein by reference.

(b) The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Fund” is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 15 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.   Financial Statements.

The Fund does not believe it is required to include financial information due to the fact that this information is not material to holders of the Preferred Shares because, among other reasons, the consideration offered consists solely of cash, the Fund has disclosed it has cash on hand and the Offer is not subject to any financing condition.

Item 11.   Additional Information.

(a)(1)  The information set forth in Sections 8 and 10 of the Offer to Purchase entitled “Certain Information Concerning the Fund” and “Interest of Directors and Executive Officers”, respectively, is incorporated herein by reference.

(a)(2)  The information set forth in Sections 6, 13 and 14 of the Offer to Purchase entitled “Material Tax Considerations”, “Conditions to the Offer” and “Plans or Proposals of the Fund; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3)–(5)  The information set forth in Section 13 of the Offer to Purchase entitled “Plans or Proposals of the Fund; Regulatory Approvals” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.      EXHIBITS.

(a)(1)(i)	Offer to Purchase dated May 18, 2010
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Notice of Withdrawal
(a)(1)(vi)	Notice of Guaranteed Delivery
(a)(5)(i)	Press release issued by the Fund and dated May 18, 2010

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

 THE DENALI FUND INC.

By: /s/ Stephen C. Miller                                                                                              Date: May 18, 2010
Stephen C. Miller, its President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated May 18, 2010
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Notice of Withdrawal
(a)(1)(vi)	Notice of Guaranteed Delivery
(a)(5)(i)	Press release issued by the Fund and dated May 18, 2010